

per chance

The app that **turns**
"the one that got away" into "the one"

perchanceapp.com
info@perchanceapp.com


"Technology is the art
of arranging the world
so we do not notice it"

Is love getting lost in this epidemic of anti-social dating?

- 7% of communication is based on written or verbal word[*]
- 93% is based on non-verbal body language[*]

"Dating apps ate up a lot of the time that I could be spending interacting with other people in person, or looking up from my phone on the train to say hello to someone."

— Lyndsay Rush, SheKnows columnist

*http://www.forbes.com/sites/susantardanico/2012/04/30/is-social-media-sabotaging-real-communication/

Where we live in the current dating app landscape



Online dating is a $2.2 billion market
tinder
happn
personals
strictly platonic
women seek women
women seeking men
men seeking women
men seeking men
misc romance
casual encounters
missed connections
rants and raves
Market Opportunity
coffee meets bagel
QUALITY DATING MADE EASY
Hinge
how about we.com
okcupid
match.com
love is complicated. match is simple.
PlentyOfFish
badoo
zoosk
SKOUT
eHarmony
chemistry.com
perchance

What We Do


AT&T
7:33 AM
88%
Capture a Moment
200 Fifth
Union Hall
7
6
6
President St
Garfield Pl
5th Ave
TD Bank
1st St
2nd St
Me
Messages

A shared moment? See Perchance users near location of missed connection


Benjamin
Did you share a moment?
He is a 37 year old Marketing Director
at 123Media living in Miami, FL
He attended University of Miami
You have 4 shared likes

Did we share a moment? Reach out to missed connection


Let's meet
15 mins
30 mins
Other
5:00 pm
5:30 pm
6:00 pm
6:30 pm
7:00 pm
At this recommended spot
Toro Toro
247 5th Ave
$$
Suggest more spots
Ok, all set
Cancel

Yes? Lets meet! Coordinate place and time to reconnect

Organic
craigslist
missed connections
per chance
how about we.com
SKOUT™
badoo
happn
tinder
Web Centric
1.2 billion computers
Competition
Population of 7 billion
6 billion cell phones
Mobile Centric
match.com
love is complicated. match is simple.
PlentyOfFish
eHarmony®
chemistry.com
ZOOSK
okcupid
coffee meets bagel
QUALITY DATING MADE EASY
Hinge
Algorithmic

















Team



Josh Baker

Co-founder



David Gottesmann

Co-founder



Eduardo Assola

CTO

Business Model



Freemium Model

Credit subscriptions unlock features like:

- More Perchance Moments
- Personalized suggestions
- Customized alerts
- Valuable real-time data
- User ratings



Ad Revenue

Local and brand partnerships

Contextual ads

TapJoy ads that earn subscription credit



Sponsorships

"Tap & Tag" and "Suggest a Spot" captures unique data metrics of our audience valuable to retailers

Exclusive sponsorship opportunities seamlessly integrated

Revenue



David
sent you an exclusive invitation
David Beckham and Adidas cordially
you to an exclusive shopping
experience on Saturday, August
Tap on the heart to reserve your spot
Featuring an open bar, a special live
Me
Moments
AT&T
7:33 AM
88%
Increase Your Chances
Share the love = Free Pips
to unlock more features:
Invite
50
Tweet
100
Facebook
100
More free Pips
Buy Pips:
3000
$24.99
2000
$19.99
100
$1.99
Moments
Messages
Let's meet
30 mins
Other
9:00 pm
9:15 pm
9:30 pm
9:45 pm
Talde
369 7th Ave
Second-Chance Special
Suggest more spots
Ok, all set
Cancel

Initial Market: Why South Florida?



South Florida has the

HIGHEST PERCENTAGE OF SINGLE PEOPLE

in the United States from

34.5% → 37.2%



TOP 10

South Florida has two of the top 10 and three of the top 30

MOST POPULATED SINGLES AREA IN THE COUNTRY

=



2.35M SINGLES

(Palm Beach, Broward, Miami-Dade, Monroe Counties)

Miami Singles Demographics

As of January 2015, according to Travel+Leisure

MIAMI'S THE TOP CITY IN THE COUNTRY FOR SINGLE PEOPLE



One of the

FASTEST GROWING AND YOUNGEST DEMOGRAPHICS

in the country



220,000

people working in the district



81,000

people living in the district



100%

population growth downtown since 2005

Market Share

2018 U.S. Nationwide Launch



114.7M

28.7M

5.7M

SINGLE POPULATION

Total available market

SINGLES USING
DATING APPS

Serviceable market

PERCHANCE
USERS

20% - Our market share


Our
Marketing
Plan



Brand ambassadors



Interactive launch parties + events



Ad placement in high traffic hubs



Deep rooted access to:

YouTube / IG / FB Personalities

TV and Radio hosts

Writers at technology publications

help us Go-to-Market quickly

In-app shares

Interactive guerilla marketing

Social media ads



per chance

The end of

"~~What~~
~~if?~~"

Thank you

Josh Baker	David Gottesmann	Eduardo Assola
Co-Founder	Co-Founder	CTO
josh@perchanceapp.com	dave@perchanceapp.com	eduardo@perchanceapp.com